P.O. Box 2600

Valley Forge, PA 19482-2600

610-669-2531

Elizabeth_Bestoso@vanguard.com

April 30, 2020

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard Windsor Funds (the “Trust”)

File No. 333-237334

Registration Statement on Form N-14

Dear Ms. Larkin,

This letter responds to your comments provided on April 15, 2020, and April 29, 2020, and to the comments provided by Chad Eskildsen on March 27, 2020, to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) originally filed with the Commission on March 23, 2020, in connection with the acquisition of substantially all of the assets and assumption of all the liabilities of Vanguard Capital Value Fund (the “Capital Value Fund”) by Vanguard Windsor Fund (the “Windsor Fund,” and together with the Capital Value Fund, the “Funds”). The Capital Value Fund is a series of Vanguard Malvern Funds, and the Windsor Fund is a series of the Trust.

Comment 1:	Accounting Survivor
Comment:	Please disclose which of the Funds will be the accounting survivor.

Response:	We have revised the disclosure in the manner requested.

Comment 2:	Pre-Reorganization Sales of Portfolio Assets
Comment:

In the “Pre-Reorganization sales of portfolio assets” section, please add the following information, if material: (1) the percentage of the target fund that is anticipated to be sold; (2) the estimated total dollar amount and per share amount of realized capital gains that might arise from those portfolio sales; and (3) the estimated total dollar amount and per share amount of any brokerage or transaction costs that are anticipated to be incurred by those portfolio sales.

Response:	We have revised the disclosure in the manner requested.

Comment 3:Capitalization Table

Comment:	Please update the capitalization table to reflect data from within 30 days of the filing of the Registration Statement.

Response:	We have revised the disclosure in the manner requested.

Comment 4:Statement of Additional Information

Comment:	Please disclose why pro forma financial statements were not prepared.

Response:	We have revised the disclosure in the manner requested.

Comment 5:	Rule Requirements
Comment:	Please confirm compliance with all Rule 17a-8 requirements.

Response:	We confirm compliance with all Rule 17a-8 requirements.

Comment 6:	Why We Want to Reorganize Your Funds
Comment:	In the “Why We Want to Reorganize Your Funds” section, please discuss material factors that the Board considered.

Response:	We have revised the disclosure in the manner requested.

Comment 7:	Signature Page
Comment:	Please provide powers of attorney in accordance with Rule 483(b).

Response:	We will have the Windsor Fund trustees sign the Registration Statement directly.

Please contact me at (610) 669-2531 with any questions or comments regarding the above response.  Thank you.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso

Associate Counsel

The Vanguard Group, Inc.